SCHEDULE 7.12
INSURANCE

 

COMMERCIAL GENERAL LIABILITY COVERAGE
OIL & GAS

Proposal for: Baron Energy Inc   Eff. Date: 2/4/14-15
Carrier: National American Insurance Company

	Limit	Deductible	Premium
Each Occurrence	$ 1,000,000	*	
Damage To Premises Rented To You	$ 100,000		
Medical Expense (limit per person)	$ 5,000		
Personal & Advertising Injury	$ 1,000,000		
General Aggregate	$ 2,000,000		$ 2,764
Products/Completed Operations Aggregate	$ 2,000,000		$ 382
Underground Resources	$ 1,000,000		$ 376
Blowout and Cratering	$ 1,000,000	$ 1,000	$ 187
Limited Pollution	$ 1,000,000	$ 1,000	$ 1,186
Saline	(Incl. in Pollution Limit)	Included	Included
Identity Recovery Coverage	$ 15,000		$ 16
Blanket Additional Insured:	1 @	$ 250 ea.	$ 250
Blanket Waiver of Subrogation:	1 @	$ 250 ea.	$ 250

*

*NOTE: All premiums with " ** " after it indicates it's a flat charge.*

Coverage Form:
CG0001 - General Liability Coverage Form   *Coverage may be modified by one or more of the following endorsements:*

Endorsements:

- NAIL01 - Identity Recovery Coverage
- CG2639-TX - Employment Related Practices Exclusion
- CG2149 - Total Pollution Exclusion
- CG2167 - Fungi / Bacteria Exclusion
- CG2176 - Excl. Punitive Damages - Cert. Acts of Terrorism
- CG2234 - Exclusion Construction Management E&O
- GL1000-A - Damaging Substance Exclusion
- GL1001 - Oil or Gas Operations Endorsement
- GL1007 - Oil & Gas Industry Limitation Endorsement
- GL2014-TX - Asbestos Exclusion Endorsement
- CG2030 - Non-Operating Working Interest

- GL1002-A - Explosion, Collapse & Underground Property Damage Hazard Limitation End
- GL1004-A - Contamination or Pollution Coverage

- GL2044 - Change To "Care, Custody & Control" Exclusion
- GL2048 - Contractor's Cov. Limitations & Audit
  - General Aggregate: $1,000,000
  - Products & Completed Operations Aggregate: $1,000,000
  - Each Occurrence Limit: $1,000,000
- NACG02 - Exclusion - Professional Liability
- NAICO-01-TX - Building Related Illness Exclusion
- NAICO-02 - Exterior Insulation and Finish Systems
- NAICO-13 - Subsidence Exclusion
- NAICO-22 - Cross Suits Endorsement
- NAICO753 - Punitive or Exemplary Damages Excl.

- GL1005-A - Blowout & Cratering Hazards Limitation
- CG2262 - Underground Resources & Equipment Coverage

Note: The endorsements listed above may be replaced with, or used in conjunction with State specific endorsements. Additional endorsements may also apply which may restrict coverage. Contact your underwriter for details on policy language.

Estimated Annual Premium: (Includes All Flat charges) $ 5,411.00

Note: This proposal is an outline only. Coverage will be subject to all terms, conditions, limitations and exclusions contained in the policy and where applicable, the Security Agreement. Sample policies and Security Agreement are available for review upon request.

Print Date: 1 16 2014





CHANDLER INSURANCE MANAGERS INC

CIMI

NATIONAL AMERICAN INSURANCE COMPANY

COMMERCIAL EXCESS LIABILITY
OIL & GAS

Proposal for: Baron Energy Inc — Eff. Date: 2/4/14-15
Carrier: National American Insurance Company

Liability Limit (per occurrence): $ 1,000,000

Coverage Form: CX0001 - Commercial Excess Liability Coverage Form
Coverage may be modified by one or more of the following endorsements:

Endorsements:

- CX2101 - Nuclear Energy Liability EXCL Endorsement
- CX2136 - EXCL of Punitive Damages Related to a Certified Act of Terrorism
- NACX07 - Lead EXCL
- NACX08 - EXCL - Damage to Premises Rented to You
- NACX16 - Aircraft Ownership, Operation, Maintenance Or Use EXCL
- NACX12 - F.E.L.A. Liability EXCL
- NACX13 - Punitive or Exemplary Damages EXCL
- NACX14 - Care, Custody or Control EXCL
- NACX15 - EXCL Exterior Insulation & Finish System
- NACX17 - Subsidence EXCL
- NACX18 - Cross Suits EXCL

Note: The endorsements listed above may be replaced with, or used in conjunction with State specific endorsements. Additional endorsements may also apply which may restrict coverage. Contact your underwriter for details on policy language.

Additional Information:

Estimated Annual Premium: $ 3,500
***CANCELLATION MAY BE SUBJECT TO MINIMUM PREMIUM.**

SCHEDULE 7.12
CREDIT AGREEMENT